Writer’s Direct Number: (425) 313-8203

Fax: (425) 313-6593

March 29, 2010

BY UPS OVERNIGHT MAIL AND FACSIMILE

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission Mail Stop 3561

Washington, D.C. 20549

Re:	Costco Wholesale Corp. — Definitive Proxy Statement on Schedule 14A, filed December 18, 2009 — File No. 000-20355

Dear Mr. Owings:

In response to your letter of March 5, please see the discussion below which corresponds to the numbered paragraphs in your letter.

Definitive Proxy Statement on Schedule 14A

1.	We note that in response to comment eight of our January 21, 2010 letter you state that you believe your analysis of why you choose to pay each element of compensation is adequately described on page 11 of your proxy statement. You refer to your disclosure on page 11 which states, in part, that in establishing your mix of equity, salary, bonus and other compensation components, you “relied upon the fact that [your] current structure has been utilized successfully in years past… .” This disclosure does not clarify why you chose to pay each element of compensation, but rather states why you chose to not alter the mix of elements you considered in establishing your compensation. Please provide us with proposed revisions describing why you chose to pay each element of compensation.

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

March 29, 2010

Response: Following is a proposed disclosure that responds to the comment:

“The components of our executive compensation programs are equity incentive compensation, consisting solely of awards of equity compensation (performance-based RSUs with a time-vesting component), base salary, a discretionary cash-bonus program, and other benefits (primarily consisting of health plans, a 401(k) plan and a deferred compensation plan). The Committee believes that these components are appropriate and are consistent with the Company’s long-standing approach to executive compensation, which has been to make performance-based equity awards the dominant form of compensation.

RSU’s — RSU grants represent the largest component of compensation, based on their fair value at the time they are granted. The Committee believes that emphasizing this form of compensation above others helps to align the interests of employee-grantees with those of shareholders, both in the short term (with the performance conditions) and in the longer term (with time-vesting of up to five years). To a lesser extent, the Committee also takes into account that longer-term vesting requirements can help promote executive retention.

Base salary — Base salary is the second largest compensation component. Payment of this level of fixed cash compensation is consistent with the need for executive officers to have a predictable baseline of cash compensation, which has been subject generally to modest annual adjustments (with the exception of Messrs. Sinegal and Brotman, whose salaries have remained at the same level since 1999).

Cash bonus — Discretionary cash bonuses have formed a relatively small component of compensation. They address short-term incentives, and are linked to performance during the fiscal year. Historically, at least some portion of the cash bonuses has been paid each year. The Committee believes that maintaining cash bonuses as a modest element of compensation is consistent with preferring long-term equity incentives as being in the greater interest of the Company and its shareholders.

Other elements and perquisites — Consistent with its position as a low-overhead operator, the Company has traditionally sought to have modest perquisites and “other

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

March 29, 2010

compensation.” A significant component of this compensation is related to helping executives fund their retirement needs (through the 401(k) and deferred compensation programs), recognizing that the Company does not have a traditional retirement plan and that no executive has any agreement entitling him or her to severance compensation.”

2.	On page 18 of your letter, in response to comment nine of our January 21, 2010 letter you describe Mr. Sinegal’s and the Compensation Committee’s broad discretion in determining cash bonuses, but your filing appears to only briefly reference the extent of this discretion. Please provide us with proposed revisions which incorporate your discussion into your filing.

Response: The following shows proposed additions (in italics) to the current disclosure concerning cash bonuses:

“The Named Executive Officers (other than Messrs. Brotman and Sinegal) received discretionary cash bonuses ranging from approximately $24,000 to approximately $40,000, reduced from the prior year. Bonus criteria were approved by the Committee near the beginning of the fiscal year, based upon the recommendation of Mr. Sinegal. After the close of the fiscal year, Mr. Sinegal submits recommended bonus amounts to the Compensation Committee for consideration. The Committee maintains the discretion to vary from Mr. Sinegal’s recommendation but historically has deferred to it. Roughly 50% of the bonus potential for fiscal year 2009 was determined with reference to an internal net income goal, which was not achieved. Although Mr. Sinegal had the discretion to recommend some amount of income-related bonus despite the failure to achieve the goal he chose not to do so. Eligibility for the remaining portion of the bonus was determined with reference to performance measures relevant to the executive officer’s area of responsibility: for those whose responsibilities are operational, the goals related to sales, controllable expenses, inventory shrinkage, and pretax profit in their areas of responsibility; for those whose responsibilities are primarily buying, the goals related to sales, gross margin,

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

March 29, 2010

inventory shrinkage, and inventory turns in their areas of responsibility; for those whose responsibilities combine operational and buying functions, the goals related to a combination of those described above; and for those whose responsibilities are staff functions, the goals related to a combination of Company-wide operational and buying goals, in addition to qualitative factors relevant to their areas of responsibilities. For each officer there is also a component not linked to any objective measure. Mr. Sinegal is not bound to recommend any specific bonus amount based on these factors; he can and does consider what he believes to be the appropriate bonus in view of all the circumstances. To be eligible for the annual bonus, the individual must be employed by the Company at the time bonus checks are issued (generally in November).”

Please contact me if you have any questions or further comments.

Sincerely,

COSTCO WHOLESALE

/S/ RICHARD GALANTI
Richard Galanti
Executive Vice President and Chief Financial Officer

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